UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 3)*

Life Quotes, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

749117206

(CUSIP Number)

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84111

Telephone Number: (801) 524-4787

Attn: Thomas Laursen

With a copy to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 749117206	13D	Page 2 of 8 Pages

1.	Name of reporting person Zions Bancorporation
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC,OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,363,636
	8.	Shared voting power 2,647,799[1]
	9.	Sole dispositive power 2,363,636
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,363,636
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 34.9%[2]
14.	Type of reporting person HC, CO

1	See Items 4, 5, and 6.
2	Based on 6,767,691 shares outstanding as of April 30, 2010, as disclosed in the Form 10-Q filed by Life Quotes, Inc. (“Life Quotes”) on May 7, 2010.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, as amended on May 12, 2004 and on August 18, 2004. Information about the Bland Parties (as defined herein) is based solely on the Schedule 13D filed on behalf of the Bland Parties on March 18, 2004, as amended and supplemented through Amendment No. 3, filed June 23, 2010, thereto (the “Bland 13D”). Information about the Thoms Parties (as defined herein) is based solely on the Schedule 13D filed on behalf of the Thoms Parties on March 18, 2004, as amended and supplemented through Amendment No. 3, filed June 23, 2010, thereto (the “Thoms 13D”). Except as expressly amended and supplemented by this Amendment and the amendments to the Original 13D dated May 12, 2004 and August 18, 2004, the Original 13D is not amended or supplemented in any respect. Terms used but not defined in this Amendment have the meaning ascribed to such terms in the Original 13D.

Item 2.	Identity and Background.

The first paragraph of Item 2 is hereby amended and restated as follows:

This Statement is filed by Zions Bancorporation, a corporation organized under the laws of the State of Utah and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (“Zions”), on its own behalf. References herein to Quotesmith.com, Inc. (“Quotesmith”) shall mean Life Quotes, Inc. (“Life Quotes”).

Schedule 1 is amended and restated in the form attached to this Amendment as Schedule 1.

Item 4.	Purpose of Transaction.

The second and third paragraphs of Item 4 are hereby amended and restated as follows:

On August 16, 2004, Zions purchased 2,363,636 shares of Common Stock from Life Quotes pursuant to that certain Stock Purchase Agreement, dated as of March 1, 2004 (the “Stock Purchase Agreement”), as amended on May 7, 2004, by and between Life Quotes and Zions, representing approximately 32.3% of the issued and outstanding shares of Common Stock at that time. In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement, so long as Zions holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of (1) Life Quotes, (2) Rober S. Bland, President, Chief Executive Officer and a Director of Life Quoetes (“Bland”), (3) Maureen A. Bland, Bland’s spouse (“Mrs. Bland”), (4) Southcote Partners, L.P., a Delaware limited partnership whose sole general partners are Bland and Mrs. Bland (“Southcote” and, together with Bland, Mrs. Bland, and LQA (as hereinafter defined), the “Bland Parties”), (5) William V. Thoms, Executive Vice President, Chief Operating Officer and Director of Lifequotes (“Thoms”), (6) Susan E. Thoms, Thoms’ spouse (“Mrs. Thoms” and, together with Thoms, the “Thoms Parties”), and (7) Zions have agreed that (a) the number of Directors on the Board of Directors of Life Quotes shall be fixed at 7 and (b) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Life Quotes (the “Zions Director”).

The following disclosure is based exclusively on information contained in the third party Offer to Purchase and related Letter of Transmittal (each as defined below). On June 20, 2010, LQ Acuisition, Inc. (“LQA”), an Illinois corporation wholly-owned by Bland that owns 2,131,378 shares of Common Stock assigned to it by Bland, Mrs. Bland and Southcote, made a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock of Life Quotes not owned by LQA at a price of $4.00 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offer is conditioned upon, among other things, (i) the non-waivable condition that there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute a majority of the outstanding shares of Common Stock not owned by the Bland Parties, the Thoms Parties and Zions immediately prior to the expiration of the Tender Offer, (ii) the waivable condition that together with the shares held by the Bland Parties there shall be validly tendered and not withdrawn before the Tender Offer expires shares of Common Stock that constitute at least 90% of the outstanding shares, and (iii) execution of a promissory note in the approximate amount of $19 million from Life Quotes to LQA (the “Promissory Note”).

The purpose of the Tender Offer is to acquire as many of the publicly-held shares of Common Stock as possible as a first step in acquiring the entire equity interest in Life Quotes. If after the consummation of the Tender Offer LQA owns at least 90% of the outstanding shares, LQA will cause Life Quotes to consummate a short-form merger. Under Delaware law, LQA would be able to effect a “short-form” merger without a vote of, or prior notice to, Life Quotes’ Board of Directors or Life Quotes’ stockholders. In the short-form merger, all remaining stockholders other than LQA would receive the same price per share as was paid in the Tender Offer, without interest, and Life Quotes would merge with LQA with Life Quotes being the surviving corporation. The primary purpose of the Tender Offer is to reduce the number of record holders of the shares of Common Stock to less than 300 in order to permit deregistration of the shares of Common Stock and make Life Quotes a non-Commission reporting company.

All descriptions of the Tender Offer herein are qualified in their entirety by the full text of the Offer to Purchase and the Letter of Transmittal, copies of which have been filed with the Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Pursuant to Rule 13d-3 of the Act, Zions is the beneficial owner of 2,363,636 shares of Common Stock, representing approximately 34.9% of the issued and outstanding Common Stock.1

Because (i) each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, and (ii) LQA has entered into a Share Tender Agreement with each of the Thoms Parties and Zions whereby each of the Thoms Parties and Zions have agreed to tender all of their respective shares of Common Stock in the Tender Offer, Zions, the Bland Parties, and the Thoms Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Zions disclaims the existence of a group with the Bland Parties, LQA and the Thoms Parties, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Zions that such a group exists.

As of the date of this Amendment, each of Bland, Mrs. Bland, Southcote and LQA is the beneficial owner of 2,131,378 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 31.4% of the issued and outstanding shares of Common Stock. As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 516,421 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 7.6% of the issued and outstanding shares of Common Stock.

(b) Zions has the sole power to vote and dispose or direct the vote or disposition of all of the Shares. Each of the Bland Parties, LQA and the Thoms Parties have the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a). In addition, because each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Life Quotes, and any shares of capital stock of Life Quotes for which they have voting rights, to elect the Zions Director, Zions may be deemed to have shared power to vote or direct the voting of the 2,647,799 shares of Common Stock beneficially owned by the Bland Parties, LQA and the Thoms Parties in the aggregate.

Each of the Bland Parties’ and LQA’s principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Bland is the Chairman, President and Chief Executive Officer of Life Quotes. Mrs. Bland is a homemaker. Southcote is a Delaware limited partnership whose sole general partners are Bland and Mrs. Bland. LQA is an Illinois corporation. Bland and Mrs. Bland are U.S. citizens.

[1]	Percentage interest calculations in this Amendment are based on Life Quotes having 6,767,691 total outstanding shares of Common Stock, as reported by Life Quotes on the Form 10-Q filed on May 7, 2010.

Each of the Thoms Parties’ principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Thoms is the Executive Vice President, Chief Operating Officer and Director of Quotesmith. Mrs. Thoms is a homemaker. Each of Thoms and Mrs. Thoms are U.S. citizens.

During the past five years, none of the Bland Parties, LQA or the Thoms Parties has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(c) Except as described above, neither Zions, nor, to the knowledge of Zions, any of the persons listed on Schedule 1 to this Amendment, the Bland Parties, LQA or the Thoms Parties, has effected any transactions in the securities of Life Quotes during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Share Tender Agreement

On June 4, 2010, LQA and Zions entered into a Share Tender Agreement whereby Zions agreed to tender into the Tender Offer all of its owned shares of Common Stock of Life Quotes. The Share Tender Agreement between Zions and LQA is attached hereto as Exhibit 1.

Investor Rights Agreement Amendment

On June 4, 2010, Life Quotes, Bland, Thoms, and Zions entered into an amendment to the Investor Rights Agreement whereby Zions waived (i) its Tag Along Rights to proportionally participate in the sale or transfer of Common Stock owned by Bland and Thoms in the Tender Offer and (ii) its Right of First Refusal to purchase any or all Common Stock owned by Bland and Thoms tendered for sale into the Tender Offer. The amendment to the Investor Rights Agreement is attached hereto as Exhibit 2.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Share Tender Agreement between Zions and LQA, dated June 4, 2010.

2	Amendment to Investor Rights Agreement, dated June 4, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated: June 28, 2010

Zions Bancorporation

By:	/s/ Thomas Laursen
Name:	Thomas Laursen
Title:	General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ZIONS BANCORPORATION

The address of the principal office of Zions Bancorporation is One South Main Street, Suite 1134, Salt Lake City, Utah 84111, which is also the business address for each of the individuals listed below, except as otherwise noted.

Each of the individuals listed below is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Directors of Zions Bancorporation

Harris H. Simmons Chairman	Chairman, President and Chief Executive Officer, Zions Bancorporation

Roger B. Porter Lead Director	IBM Professor of Business and Government John F. Kennedy School of Government, Harvard University 79 John F. Kennedy Street Cambridge, MA 02138

Doyle L. Arnold	Vice Chairman and Chief Financial Officer, Zions Bancorporation

Jerry C. Atkin	Chairman, President and Chief Executive Officer, SkyWest, Inc. 444 South River Road St. George, Utah 84790

R. Don Cash	Former Chairman, President, and Chief Executive Officer, Questar Corporation

Patricia Frobes	Former Group Senior Vice President for Legal Affairs and Risk Management and General Counsel, the Irvine Company

J. David Heaney	Chairman, Heany Rosenthal, Inc.

Stephen D. Quinn	Retired, former Managing Director and former General Partner Goldman, Sachs & Co.

L.E. Simmons	President, SCF Partners, L.P. 600 Travis, Suite 6600 Houston, Texas 77002

Steven C. Wheelwright	Baker Foundation Professor, Director of Publications Activities Harvard Business School Soldiers Field Boston, Massachusetts 02163

Shelley Thomas Williams	Retired, former Senior Director of Communication and Public Affairs, Huntsman Cancer Institute

Officers of Zions Bancorporation

Harris H. Simmons	Chairman, President and Chief Executive Officer

Doyle L. Arnold	Vice Chairman and Chief Financial Officer

Bruce Alexander	Executive Vice President Chief Executive Officer of Vectra Bank Colorado

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

A. Scott Anderson	Executive Vice President Chief Executive Officer of Zions First National Bank

David E. Blackford	Executive Vice President Chief Executive Officer of California Bank & Trust

Danne L. Buchanan	Executive Vice President Chief Executive Officer of NetDeposit, LLC

George M. Feiger	Executive Vice President Wealth Management

Dallas E. Haun	Executive Vice President Chief Executive Officer of Nevada State Bank

W. David Hemingway	Executive Vice President Capital Markets and Investments

John T. Itokazu	Executive Vice President Chief Information Officer

Thomas E. Laursen	Executive Vice President General Counsel

Connie Linardakis	Executive Vice President Human Resources

Keith D. Maio	Executive Vice President Chief Executive Officer of National Bank of Arizona

Dean L. Marotta	Executive Vice President Risk Management

Scott J. Mclean	Executive Vice President Chief Executive Officer of Amegy Bank of Texas

Kenneth E. Peterson	Executive Vice President Chief Credit Officer

Stanley D. Savage	Executive Vice President Chief Executive Officer of Commerce Bank of Washington

Steve D. Stephens	Executive Vice President President of Amegy Bank of Texas